NEVSUN RESOURCES LTD.
(the “Company”)

Annual and Special General Meeting
Held on April 26, 2006

Report on Voting Results

In accordance with Section 11.3 of National Instrument 51-102, the following are the voting results from the annual and special general meeting of shareholders of the Company held on April 26, 2006:

Matter Voted On	Voting Results
Appointment of KPMG LLP as the Company’s auditor	KPMG LLP was appointed as auditor
Remuneration of the auditor to be fixed by the Company’s directors.	The resolution was approved.
Election of the Directors	All nominees proposed by management were elected.
New Share Option Plan	The resolution was approved.